RED EYE LOUIE'S INC



ANNUAL REPORT

160 Highland View Dr.

Birmingham, AL 35242

(205) 980-0900

www.redeyelouies.com

This Annual Report is dated April 23, 2021.

BUSINESS

Red Eye Louie's Inc is a manufacturer of Alcholic beverages under many trademarks like VODQUILA, RUMQUILA and WHISQUILA. We are selling our products in USA as well in overseas markets. Our main products are Blends but we are also creating additional brands to sell Vodka, Gin, Rum, Tequila and Bourbon.

The Company was originally formed as VODQUILA LLC in Alabama in 2011. In 2018, the Company converted to a corporation, Red Eye Louie's Inc., in Alabama to further develop the brand and multiple product lines.

Previous Offerings

Between 2020 and 2019, we sold _____ [shares of common stock] in exchange for $_____ per share under Regulation Crowdfunding.

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 1,000

Use of proceeds: Founder's Issuance.

Date: April 18, 2018

Offering exemption relied upon: 506(b)

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 14,999,000

Use of proceeds: Founder's Issuance - Stock Split.

Date: August 20, 2020

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

We have been in operation since 2011. We do have seasonal cycles in wine and spirits industry i.e. summers are better than spring and Holiday season is when we make about 40% of sales of the year. Main source of revenue is sales of VODQUILA Brand and that will continue to grow for foreseeable future. The 2020 was an exceptional year as we faced lot of import duties from our Glass bottles and packaging material coming from China. The cost of goods went up but was offset by other mitigating circumstances. Covid-19 actually helped the sales of wine and spirits as people consumed more alcohol during Lock downs. We are running full steam during these un precedented times.

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $1,567,468.75, an increase of about 60% compared to fiscal year 2019 revenue of $957,990.26. As a result of more focus on the U.S. market, our higher-margin U.S. sales were up 60% year over year, offsetting a more than 30% decline in international sales. We believe that the decline in international sales resulted from us having a particularly strong 2018 internationally combined with a more concentrated focus on U.S. sales in 2019. We believe that the U.S. is the most important market for us to demonstrate success with our distilled spirits, so we spent the vast majority of our marketing and sales efforts in the U.S. in 2020 as ban on international travel prevented us from promoting our products in international markets.

Cost of sales

Cost of sales in 2020 was $1,095,057.18, an increase of approximately $422,942.51 from costs of $609,740.84 in fiscal year 2019. The increase was largely due to an increase in higher-margin direct-to-consumer sales, additional inventory, increased cost of Glass, freight and tariffs.

Gross margins

2020 gross profit increased by $124,459.68 over 2019 gross profits and gross margins as a percentage of revenues decreased from 36.3% in 2018 to 30.1% in 2020. This decreased performance was caused by an increase in tariffs and duties paid for our imported goods, and a increase in competitive discounts offered during pandemic to sustain the sales trajectory.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and trademarks, as well as research and development expenses. Expenses in 2020 increased $70,788.52 from 2019.

Historical results and cash flows:

The historical results for 2019 and 2020 are typical of our performance over the years, but 2020 has seen increase of 60% in sales because of addition of 2 new brands and stay at home policies of many states in USA. The spirits consumption went up and resulting gross profits will be higher than previous years.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $284,876.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Servis 1st Bank

Amount Owed: $400,000.00

Interest Rate: 0.0%

Maturity Date: December 28, 2022

Line of Credit $500,000.00. ($400,000 used)

Creditor: Chander Arora

Amount Owed: $400,000.00

Interest Rate: 0.0%

Maturity Date: December 28, 2022

Loan from the Company CEO, Chander Arora. Currently outstanding at $400,000.00 The loan bears no interest and will mature on 12/28/2022.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chander Arora

Chander Arora's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, Chief Executive Officer, and Director

Dates of Service: February 18, 2011 - Present

Responsibilities: Administrative, Financial, Production and Innovation. Chander currently receives $1,900 per week in salary and owns all outstanding shares in the company.

Other business experience in the past three years:

Employer: SELTERZ, INC

Title: President

Dates of Service: January 10, 2000 - February 28, 2020

Responsibilities: Running and Managing the Real Estate, C Stores, Subway ETC

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Chander Arora

Amount and nature of Beneficial ownership: 15,000,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

Name of Entity: Chander Arora

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Loan from CEO, Founder and Director Chander Arora.

Material Terms: Currently outstanding at $400,000.00. The loan bears no interest and will mature on 12/28/2022.

OUR SECURITIES

Our authorized capital stock consists of 15,000,000 shares of common stock, par value $1.00 per share. As of December 31, 2020, _____shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 23, 2021.

RED EYE LOUIE'S INC

By   /s/ *Chander Arora*

   Name: Chander Arora

   Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

1:46 PM

04/06/21

Accrual Basis

Red Eye Louie's, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change
Ordinary Income/Expense			
Income			
Sales	1,567,468.75	957,990.26	609,478.49
Total Income	1,567,468.75	957,990.26	609,478.49
Cost of Goods Sold			
Breakage	2,780.00	0.00	2,780.00
Freight and Shipping Costs	519.10	297.53	221.57
Park Street expenses	59,074.73	0.00	59,074.73
Product cost			
Bottles	228,331.24	191,328.08	37,003.16
Cork and Washer	10,473.00	0.00	10,473.00
Freight	40,332.45	32,621.06	7,711.39
Product cost - Other	753,546.66	385,791.70	367,754.96
Total Product cost	1,032,683.35	609,740.84	422,942.51
Total COGS	1,095,057.18	610,038.37	485,018.81
Gross Profit	472,411.57	347,951.89	124,459.68
Expense			
Advertising and Promotion	19,740.77	24,468.14	-4,727.37
Automobile Expense			
fuel	1,463.68	441.91	1,021.77
Automobile Expense - Other	1,444.32	774.79	669.53
Total Automobile Expense	2,908.00	1,216.70	1,691.30
Bank Service Charges			
wire fee	1,270.00	7,918.05	-6,648.05
Bank Service Charges - Other	233.33	386.30	-152.97
Total Bank Service Charges	1,503.33	8,304.35	-6,801.02
Commission Expense	53,249.68	45,706.89	7,542.79
Computer and Internet Expenses	5,603.55	2,837.68	2,765.87
Consultants - Customs/ Duty Fre	0.00	275.00	-275.00
Depreciation Expense	19,609.00	5,450.93	14,158.07
Dues and Subscriptions	1,559.05	987.92	571.13
Insurance Expense	5,951.69	4,929.99	1,021.70
Interest Expense	23,915.72	13,626.17	10,289.55
Legal Fees	3,810.73	945.72	2,865.01
Licenses and Fees	3,167.51	615.22	2,552.29
Marketing and Promotion	0.00	1,886.56	-1,886.56
Meals and Entertainment	4,203.37	1,752.75	2,450.62
Office Supplies	1,813.45	465.84	1,347.61
Payroll Expenses			
Employee Wage	142,310.67	95,792.53	46,518.14
Employer Payroll Tax	13,528.31	9,810.25	3,718.06
Payroll Expenses - Other	34,275.25	27,557.20	6,718.05
Total Payroll Expenses	190,114.23	133,159.98	56,954.25
Postage and Delivery	1,315.20	2,638.82	-1,323.62
Professional Fees			
Accounting	4,500.00	7,891.83	-3,391.83
Professional Fees - Other	8,605.08	6,708.56	1,896.52
Total Professional Fees	13,105.08	14,600.39	-1,495.31

Red Eye Louie's, Inc.
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19	$ Change
Repairs and Maintenance	1,388.85	157.48	1,231.37
Samples for Distributors	201.34	24.60	176.74
Taxes Business Privilege	229.41	110.00	119.41
Telephone Expense	4,869.10	6,334.79	-1,465.69
Trade Shows	7,155.51	22,318.49	-15,162.98
Trademark	717.50	8,329.50	-7,612.00
Travel Expense	811.59	12,128.59	-11,317.00
Total Expense	366,943.66	313,272.50	53,671.16
Net Ordinary Income	105,467.91	34,679.39	70,788.52
Other Income/Expense			
Other Expense			
Federal income tax	21,326.00	0.00	21,326.00
State income tax	5,577.00	0.00	5,577.00
Total Other Expense	26,903.00	0.00	26,903.00
Net Other Income	-26,903.00	0.00	-26,903.00
Net Income	**78,564.91**	**34,679.39**	**43,885.52**

CERTIFICATION

I, Chander Arora, Principal Executive Officer of RED EYE LOUIE'S INC, hereby certify that the financial statements of RED EYE LOUIE'S INC included in this Report are true and complete in all material respects.

Chander Arora

Principal Executive Officer